SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. has two brands among

the most valuable companies in Brazil

Ranking list prepared by BrandAnalytics consulting, placed TAM as the 15th and Multiplus as the 21st, thus reflecting their quality in customer services

Sao Paulo, May 24, 2011 - (BM&FBOVESPA: TAMM4/NYSE: TAM) - TAM and Multiplus, two brands of the TAM S.A. holding, are among the 25 most valuable in Brazil in 2010. This is the conclusion of a survey BrandAnalytics Consulting, published in IstoÉ Dinheiro magazine. TAM is the most valuable brand in airline industry and appears in 15th place in the ranking, while Multiplus is rated 21st.

"Our mission is to make our customers, suppliers, employees and shareholders happy through creativity, joy, respect and responsibility. Figuring among the two most valuable brands in Brazil encourages us to stay on that route, always searching to add value to all audiences in our relationship", said Marco Antonio Bologna, CEO of TAM S.A.

TAM brand was estimated in US$ 804 million, having a 130.7% growth compared to 2009. This was the seventh largest increase among all brands in Brazil last year. Also, according to the survey, the brand contributes with 12% in that company’s market value.

According to the institute, the ranking was strongly influenced by the expansion of Brazilian economy and consumption increase caused by the emerging classes. "Since 2006, we have adopted strategies to expand access to air travel for a greater part of the population, always maintaining our focus in providing high quality services to all of our clients. Last August, we launched our retail program, with activities that range from facilitating financing to guidelines to the new passengers", said Líbano Barroso, CEO of TAM Linhas Aéreas. "One of the results collected with the project is that last April 25th, more than 136,000 people traveled with us as they returned from Tiradentes and Holy Week holiday trips. That is the largest number of clients we ever transported in a single day, without losing high levels of punctuality and regularity."

Providing high quality services also makes us the favorite airline for Brazilians executives. According to a survey by the Brazilian Association of Corporate Travel Agencies (Abracorp) we lead ticket sales to this target audience, reaching 47.34% of the domestic market and 18.8% of the international.

Last year, we took an important step in making the brand more known worldwide by joining the Star Alliance, the largest airline alliance in the world. Since May 2010, we have integrated this network which covers 1,160 destinations in 181 countries.

Valued in US$632 million, Multiplus brand, network and loyalty programs company created by TAM, was ranked in 21st place, thus contributing with 21% of the company market value. "We created Multiplus in 2009 and opened its capital in February 2010. Having a company so young among the most valuable brands in the country makes us very proud”, celebrates Eduardo Gouveia, CEO of Multiplus.

The research made by BrandAnalytics uses Millward Brown methodology, a company in charge of a world ranking of the most valuable brands among publicly traded companies.

The national version of the survey analyzed 200 brands of 150 public equity companies in Brazil. Over 14,800 interviews were made.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 49 cities in Brazil and 19 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses 93 airports in Brazil and 92 international destinations, including Asia. In April 2011 our market share was 44.5%, and is also the country´s leading player among Brazilian airlines that operate international routes, with 89.1% market share. With the largest passenger aircraft fleet in the country (155 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 14 million tickets in exchange for points and is part of the Multiplus network, which today has 8.3 million members. Member of Star Alliance - the world´s largest airline alliance - since May 2010, we are part of a network with 1,160 destinations in 181 countries.

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Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company's management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.